Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

April 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Isabel Rivera

Pam Howell

Ameen Hamady

Kristina Marrone

Re:	STARRY SEA ACQUISITION CORP Draft Registration Statement on Form S-1 Submitted March 5, 2025 CIK No. 0002059165

Dear Ms. Rivera, Ms. Howell, Mr. Hamady and Ms. Marrone,

On behalf of our client, STARRY SEA ACQUISITION CORP, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 28, 2025 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form S-1 submitted confidentially with the Commission on March 5, 2025 (the “Draft Registration Statement”).

Concurrently with the transmission of this letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (the “Amendment”) with the Commission through EDGAR, which reflects the Company’s responses to the comments provided by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

Cover Page

1.	We note your disclosure regarding compensation in paragraphs 8 through 10 of your cover page. Please expand your disclosure to include cross-references to all compensation disclosure in your prospectus, for example that in response to the requirements of 1602(b)(6) of Regulation S-K. Refer to Item 1602(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of the Amendment accordingly.

2.	Please clearly identify those officers and directors that are located in China. Please also disclose the location of the sponsor. Finally, please disclose the principal executive offices of the company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page and throughout the Amendment accordingly.

3.	Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page and pages 9, 10, 12, 39 and 76 of the Amendment accordingly.

4.	We note the disclosure on the cover page and elsewhere that in connection with a business combination or extension of the time period to complete a business combination, public shareholders may redeem their shares “at a per-share price . . . equal to the aggregate amount then on deposit in the trust account described below, including interest (net of taxes payable and up to $100,000 of interest released to us to pay dissolution expenses), divided by the number of then outstanding ordinary shares that were sold in this offering.” Please advise why you would allocate funds from the trust for dissolution expenses in the event of a business combination or extension and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says “public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes).” Please also reconcile such references to dissolution expenses from the interest with the disclosure on page 29 that you will pay the costs of liquidating the trust account from your remaining assets outside of the trust account.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page and throughout the Amendment accordingly.

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

5.	Please revise your tabular format of your net tangible book value per share at specified redemption levels to be consistent with and reflect the difference between the offering price of $8.75 and pro forma net tangible book value as calculated in your Dilution section on pages 96 through 98. See Item 1602(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of the Amendment accordingly.

Prospectus Summary, page 1

6.	Please revise your disclosure regarding extensions to state if there exists a limit to the number of extensions to your deadline to complete the initial business combination and the consequences to your sponsor if you do not complete an initial business combination within the deadline. Refer to Item 1602(b)(4) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page and page 16 of the Amendment accordingly.

Shareholder approval of, or tender offer in connection with, initial business combination, page 26

7.	We note your disclosure here and throughout your registration statement regarding the letter agreement between your initial shareholders, officers, and directors to vote all of their shares, including shares purchased in or after this offering in favor of any proposed business combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. For guidance, refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 30 and 31 of the Amendment accordingly.

Risk Factors Summary

Risks associated with acquiring and operating a target business with its primary operations in China, page 34

8.	Please revise this subheading here and in your risk factors on page 71 to clarify that the legal and operational risks of acquiring and operating a target business in China are currently applicable to you as a result of the location in or substantial ties of your officers and directors to China.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 76 of the Amendment accordingly.

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

If we were deemed to be an investment company under the Investment Company Act . . ., page 51

9.	Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will update its disclosure to reflect changes in facts and circumstances over time and how those changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operations in China

The PRC government has indicated its intent to intervene in or influence a PRC company’s business operations at any time . . ., page 73

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 76, 78, 79 and 81 of the Amendment accordingly.

Dividend Policy, page 93

11.	We note disclosure here that if you increase the size of your offering, you will effect a share capitalization in order to maintain the initial shareholders’ ownership at 20.0%of your issued and outstanding ordinary shares. Please revise your prospectus to disclose the additional issuance of ordinary shares upon a change in the size of the offering discuss the extent to which such issuances may result in material dilution to shareholders. Refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 19, 23, 24, 56, 107, 136, 140 and 144 of the Amendment accordingly.

Dilution, page 94

12.	Please amend your filing to provide outside of your dilution tables each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Refer to Item 1602(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 99 of the Amendment accordingly.

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

Principal Shareholders, page 131

13.	Please describe the general character of the SPAC sponsor’s business, describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company’s activities, disclose, as of the most recent practicable date, and the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please also disclose, in a tabular format to the extent practicable, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the special purpose acquisition company, including the date(s) on which the agreement, arrangement, or understanding may expire; the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement, arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding. See Item 1603(a)(2), (a)(4), (a)(7), and (a)(9) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 138 and 139 of the Amendment accordingly.

Note 2 - Summary of Significant Accounting Policies, page F-9

14.	Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07, or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-11 and F-14 of the Amendment accordingly.

General

15.	Please provide a brief description of all duties of each officer and director of the special purpose acquisition company to other companies to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 134 of the Amendment accordingly.

Please do not hesitate to contact Jia Yan at 86 (021) 6137-7980 or jia.yan@pillsburylaw.com, or Tianze Ma at 86 (010) 8572-1117 or tianze.ma@pillsburylaw.com of Pillsbury Winthrop Shaw Pittman LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Pillsbury Winthrop Shaw Pittman LLP
Pillsbury Winthrop Shaw Pittman LLP

cc:	Kong Wai Yap, Chief Financial Officer

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